UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CONCERT PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

206022 105

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G/A2

CUSIP No. 206022 105

1. Names of Reporting Persons. GlaxoSmithKline plc
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 1,179,941
6. Shared Voting Power 0
7. Sole Dispositive Power 1,179,941
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,179,941(1)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 4.1% (2)
12. Type of Reporting Person CO

(1)	Held directly by Glaxo Group Limited, an indirect wholly-owned subsidiary of the Reporting Person.

(2)	Based upon 28,593,575 shares of the Issuer’s Common Stock outstanding as of January 30, 2020, as reported in the Issuer’s prospectus supplement dated January 28, 2020 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on January 28, 2020 pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended.

13G/A2

CUSIP No. 206022 105

ITEM 1.

(a) Name of Issuer:

Concert Pharmaceuticals, Inc.

(b) Address of Issuer's Principal Executive Offices:

65 Hayden Avenue

Suite 3000N

Lexington, Massachusetts

ITEM 2.

(a) Name of Person Filing:

GlaxoSmithKline plc

(b) Address of Principal Business Office, or if None, Residence:

980 Great West Road

Brentford

Middlesex

TW8 9GS ENGLAND

(c) Citizenship:

England and Wales

(d) Title of Class of Securities:

Common Stock, par value $0.001 per share

(e) CUSIP Number: 206022 105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

ITEM 4. OWNERSHIP.

The information in items 1 and 5 through 11 on the cover pages (page 2) on Schedule 13G is hereby incorporated by reference.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

13G/A2

CUSIP No. 206022 105

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

ITEM 10. CERTIFICATIONS.

Not applicable

13G/A2

CUSIP No. 206022 105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2020

GLAXOSMITHKLINE PLC

By:	/s/ Victoria A. Whyte
Name: Victoria A. Whyte Title: Authorized Signatory